NephroGenex, Inc.
79 T.W. Alexander Drive

4401 Research Commons Building, Suite 290

P.O. Box 14188

Research Triangle Park, NC 27709

February 4, 2014

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Jeffrey Riedler, Assistant Director

Re:	NephroGenex, Inc. Registration Statement on Form S-1 File No. 333-193023 Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, NephroGenex, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-193023), as amended (the “Registration Statement”), so that it may become effective at 5:25 p.m. (Washington, D.C. time) on February 6, 2014, or as soon thereafter as practicable. Under separate cover, you will receive a letter from the managing underwriter of the proposed offering joining in the Registrant’s request for acceleration of the effectiveness of the Registration Statement.

The Registrant hereby acknowledges that:

(i)	should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please call Joel I. Papernik (212-692-6774) of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Company, with any comments or questions regarding this matter.

Very truly yours,

NephroGenex, Inc.

By:	/s/ Pierre Legault
Name: Pierre Legault Title: Chief Executive Officer

cc:	Securities and Exchange Commission

Jeffrey Riedler, Assistant Director
Ibolya Ignat
Jim Rosenberg
Austin Stephenson
Daniel Greenspan

NephroGenex, Inc.
Pierre Legault, Chief Executive Officer
John Hamill, Chief Financial Officer

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Joel I. Papernik, Esq.
Kenneth R. Koch, Esq.

Reed Smith LLP
Yvan-Claude Pierre, Esq.
William Haddad, Esq.

AEGIS CAPITAL CORP.

810 Seventh Avenue, 18th Floor

New York, New York 10019

February 4, 2014

VIA EDGAR AND TELECOPY

United States Securities

and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Jeffrey P. Riedler Assistant Director

Re:	NephroGenex, Inc. (the “Company”) File No. 333-193023 Registration Statement on Form S-1

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, we, as representatives of the several underwriters, hereby request acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 5:25 p.m., Washington D.C. time, on Thursday, February 6, 2014, or as soon thereafter as practicable.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)	Date of preliminary prospectus: January 17, 2014
(ii)	Dates of distribution: January 18, 2014 through February 6, 2014
(iii)	Number of prospective underwriters and broker-dealers to whom the preliminary prospectus was furnished: • Underwriters: 1 • Broker-dealers: 9
(iv)	Number of prospectuses so distributed: • Underwriters: 500 • Broker-dealers: 180

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

AEGIS CAPITAL CORP.

By:	/s/ Sam Guidetti
Name: Sam Guidetti Title: Chief Compliance Officer